FARNSWORTH BANCORP, INC.

2002 Annual Report

TABLE OF CONTENTS

FARNSWORTH BANCORP, INC.

GARY N. PELEHATY
PRESIDENT
CHIEF EXECUTIVE OFFICER

To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present our 2002 Annual Report to Stockholders. As you will see in the Annual Report, our net income increased significantly during fiscal 2002 due, in large part, to increased net interest income from core operations. As a result of our improved earnings and our continuing commitment to enhancing your value in our Company, the Board of Directors declared its first dividend of $.05 per share in October 2002. This was a big step in our evolution as a public company and we were very pleased to return some of our earnings to our stockholders this year. We expect to pay cash dividends on a semi-annual basis.

For the fiscal year ended September 30, 2002, the Company earned $395,000 or $1.18 per share, as compared to $10,099 or $.03 per share for the fiscal year ended September 30, 2001. At September 30, 2002, the Company's assets totaled $83.2 million, as compared to $67.5 million at September 30, 2001. Stockholders' equity was $6.2 million or $17.15 per share at September 30, 2002, compared to $5.7 million or $15.70 per share at September 30, 2001. The increase in assets was primarily due to an increase in loans receivable, net.

We expect to open our new Marlton branch office in early 2003, as well as adding interactive Internet banking.

Our goal remains the same as it has always been, to enhance your investment in our Company.

Sincerely,

Gary N. Pelehaty
President and Chief Executive Officer

789 FARNSWORTH AVENUE • BORDENTOWN, NJ 08505 • 609-298-0723 • FAX: 609-298-5321

CORPORATE PROFILE

Farnsworth Bancorp, Inc. (the "Company") is the parent company for Peoples Savings Bank (the "Bank"). The Company was formed as a New Jersey corporation in May 1998 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership. The Company acquired all of the capital stock issued by the Bank upon its conversion. On September 29, 1998, the Bank completed its conversion in connection with a $3.8 million initial public offering of the Company's common stock. The Company is a grandfathered unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the mutual-to-stock conversion.

Peoples Savings Bank, founded in 1880 under the name of "The Bordentown Building and Loan Association," is a federally chartered stock savings bank headquartered in Bordentown, New Jersey. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Federal Deposit Insurance Corporation (the "FDIC") under the Savings Association Insurance Fund (the "SAIF"). The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (the "FHLB") of New York, which is one of the twelve regional banks in the FHLB system.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

In addition to the Bank, the Company has one subsidiary, Peoples Financial Services, Inc., a New Jersey corporation which was incorporated in November of 2000. Peoples Financial Services, Inc. was organized for the purpose of providing securities brokerage and investment advisory services and products to customers of the Bank and the general public. Peoples Financial Services, Inc. has a networking agreement with a third party, and began offering such products and services from the Bank's main and branch offices in December 2000.

STOCK PRICE INFORMATION

The Company's common stock has been traded in the over the counter market on the OTC-Electronic Bulletin Board under the trading symbol of "FNSW" since it commenced trading on September 30, 1998. The following table reflects high and low bid prices as reported on www.nasdaq.com for the calendar quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
December 31, 2000	$10.125	$9.125
March 31, 2001	$11.25	$9.50
June 30, 2001	$12.60	$10.56
September 30, 2001	$12.25	$11.00
December 31, 2001	$12.30	$10.65
March 31, 2002	$13.00	$11.75
June 30, 2002	$15.30	$12.95
September 30, 2002	$15.40	$13.65

The number of shareholders of record of common stock as of December 10, 2002, was approximately 388. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 10, 2002, there were 360,866 shares outstanding. There were no dividends paid by the Company during the fiscal year ended September 30, 2002. However, the Board of Directors did declare a cash dividend of $.05

per share subsequent to September 30, 2002, payable on November 14, 2002, to stockholders of record on November 4, 2002. The total amount of the dividend paid was approximately $18,000. The Company anticipates paying a cash dividend on a semi-annual basis.

The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

SELECTED FINANCIAL RATIOS AND OTHER DATA

	At or For the Years Ended September 30,	
	2002	2001
Return on average assets	5.25%	0.02%
Return on average equity	6.84	0.18
Average equity to average assets ratio	7.68	9.02
Equity to assets at period end	7.44	8.39
Net interest rate spread	3.59	2.60
Net yield on average interest-earning assets	3.86	3.08
Non-performing loans to total assets	0.17	0.03
Allowance for loan loss to total loans	0.48	0.46

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIALCONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company and the Bank should be read in conjunction with the accompanying Consolidated Financial Statements.

GENERAL

The following discussion relates only to the Bank's financial condition and results of operations.

The Bank's results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's results of operations are also affected by non-interest income, including, primarily, income from customer deposit account service charges, gains and losses from the sale of investment securities and non-interest expense, including, primarily, compensation and employee benefits, federal deposit insurance premiums, office occupancy cost, and data processing cost. The Bank's results of operations are also affected significantly by general and economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, all of which are beyond the Bank's control.

MARKET RISK ANALYSIS

Qualitative Analysis. The Bank's assets and liabilities may be analyzed by examining the extent to which they are interest rate sensitive and by monitoring the expected effects of interest rate changes on the Bank's net portfolio value. An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or re-price more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the typical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans.

Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at September 30, 2002, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

Changes In Market	Net Portfolio Value			
Interest Rates	$ Amount	$ Change	% Change	NPV Ratio(1)
(basis points)(2)	(Dollars in thousands)			
+300	5,163	-5,472	-51%	6.29%
+200	7,153	-3,482	-33%	8.47%
+100	9,109	-1,526	-14%	10.50%
0	10,635	-	-	12.00%
-100	11,459	824	+8%	12.75%

(1) Calculated as the estimated NPV divided by present value of total assets.
(2) the -200bp and -300bp scenarios are not shown due to the current low interest rate environment.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react at different times and in different degrees to changes in market rates of interest. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as many borrowers may be unable to service their debt in the event of an interest rate increase.

The Bank's Board of Directors review the Bank's asset and liability policies on a quarterly basis. The Board meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies. The Bank expects that its asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

FINANCIAL CONDITION

Total assets increased $15.7 million or 23.3% to $83.2 million at September 30, 2002 from $67.5 million at September 30, 2001. The increase was primarily attributable to a $13.0 million increase in the Bank's loans receivable, net, a $2.9 million increase in available for sale securities and a $600,000 increase in equipment, partially offset by a $100,000 decrease in cash and due from banks and a decrease of $1.0 million in held-to-maturity investment securities. The Bank's total liabilities increased $15.1 million or 24.4% to $77.0 million at September 30, 2002 from $61.9 million at September 30, 2001. The increase was primarily attributable to a $17.1 million increase in deposits, offset by a $2.1 million decrease in FHLB advances. Deposits increased primarily due to stock market conditions and the resulting shift of investments into certificates of deposit and savings accounts. The increase in loans receivable was due to greater marketing and increased demand in the Bank's primary market area. The Bank has increased its commercial real estate loan portfolio in recent periods.

Stockholders' equity was $6.2 million or 7.4% of total assets at September 30, 2002, as compared to $5.7 million or 8.4% of total assets at September 30, 2001. The increase was due primarily to increased net income.

AVERAGE BALANCE SHEET

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and rate information. Average balances are based upon month-end balances, however, the Bank does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

	Year Ended September 30,					
	2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable(1)	$53,258	$ 3,976	7.46%	$ 42,202	$ 3,238	7.67%
Investment securities(2)	18,778	865	4.61	16,157	872	5.40
Total interest-earning assets	72,036	4,841	6.72	58,359	4,110	7.04
Noninterest-earning assets	3,134			2,629		
Total assets	$75,170	$ 4,841		$ 60,988	$ 4,110	
Interest-bearing liabilities:						
NOW accounts	$ 9,457	$ 96	1.01	$ 7,365	$ 100	1.36
Savings accounts	13,191	288	2.18	8,119	192	2.36
Money market accounts	2,451	55	2.24	2,451	63	2.57
Certificates of deposit	39,013	1,508	3.87	29,424	1,647	5.60
FHLB - Advances	1,780	114	6.40	4,677	311	6.65
Total interest-bearing liabilities	65,892	2,061	3.13	52,036	2,313	4.44
Noninterest-bearing liabilities	3,506			3,448		
Total liabilities	69,398			55,484		
Stockholders' equity	5,772			5,504		
Total liabilities and stockholders' equity	$75,170	$ 2,061		$ 60,988	$ 2,313	
Net interest income		$ 2,780			$ 1,797	
Interest rate spread(3)			3.59%			2.60%
Net yield on interest-earning assets(4)			3.86%			3.08%
Ratio of average interest-earning assets to average interest-bearing liabilities			109.54%			112.22%

(1) Average balances include non-accrual loans.
(2) Includes mortgage-backed securities, investment securities and interest-bearing deposits in other financial institutions.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in the Bank's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i)changes in volume (changes in average volume multiplied by old rate); (ii)changes in rates (changes in rate multiplied by old average volume); (iii)changes in rate-volume (changes in rate multiplied by the change in average volume).

	Years Ended September 30, 2002 vs 2001			
	Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net
	(In thousands)			
Interest income:				
Loans receivable	$848	$(87)	$(23)	$738
Investment securities	97	(57)	(47)	(7)
Total interest income	$945	$(144)	$(70)	$731
Interest expense:				
NOW accounts	$ 27	$ (27)	$ (4)	$ (4)
Savings account	120	(14)	(10)	96
Money market accounts		(8)		(8)
Certificates of deposits	537	(674)	(2)	(139)
FHLB advances	(193)	(11)	7	(197)
Total interest expense	$491	$(734)	$ (9)	$(252)
Change in net interest income	$454	$590	$(61)	$983

RESULTS OF OPERATIONS

Net Income. The Bank's net income increased $385,000 for the year ended September 30, 2002, to $395,000 from $10,000 for the year ended September 30, 2001. This increase was primarily attributable to increased net interest income of $983,000 and an increase in noninterest income of $28,000, partially offset by an increase in noninterest expense of $339,000 and an increase in income taxes of $214,000.

Net Interest Income. Net interest income is the most significant component of the Bank's income from operations. Net interest income is the difference between interest the Bank received on its interest-earning assets, primarily loans, investment and mortgage-backed securities and interest the Bank pays on its interest-bearing liabilities, primarily deposits and borrowings. Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

Net interest income after provision for loan losses increased $908,000 or 51.7%, to $2.7 million for the year ended September 30, 2002. This increase was primarily due to an increase in interest on loans of $737,000 coupled with a decrease in interest on deposits of $55,000 and a decrease in interest on FHLB advances of $197,000, partially offset by an increase in the provision for loan losses of $75,000 and a decrease in interest on investments of $6,000.

The increase in the average balance of interest-earning assets of $13.6 million primarily reflects increases of approximately $11.1 million in the Bank's average balance of loans and $2.6 million in the average balance of securities. The increase in average interest-bearing liabilities of $13.8 million reflects increases of $2.0 million in the Bank's average balance of interest-bearing NOW accounts and $14.7 million in the average balance of savings, money market and certificates of deposit, partially offset by a decrease of $2.9 million in the average balance of FHLB borrowings.

Provision for Loan Losses. Provision for loan losses was $116,000 for the year ended September 30, 2002, as compared to $41,000 for the year ended September 30, 2001. The provision is established to adjust the balance of the allowance for loan losses to a level management feels is appropriate based on the risk characteristics of the loan portfolio.

Management believes the allowance for loan losses is at a level that is adequate to provide for estimated losses. However, there can be no assurance that further additions will not be made to the allowance and that such losses will not exceed the estimated amount.

Noninterest Income. Noninterest income increased $28,000 or 8.9% from $316,000 for the year ended September 30, 2001 to $344,000 for 2002. This increase in the Bank's noninterest income was due to an increase in fees and other service charges of $47,000 offset by a decrease in the net realized gains on the sale of available for sale securities of $19,000.

Noninterest Expense. Noninterest expense increased $339,000 or 16.1% from $2.1 million for the year ended September 30, 2001, to $2.4 million for 2002. The increase in the Bank's noninterest expense was due to a $4,000 increase in the Bank's occupancy and equipment expense, a $56,000 increase in other noninterest expense, an increase of $277,000 in the Bank's compensation and benefits and an increase of $2,000 in the Bank's federal insurance premiums. The category of non-interest expense described as "Other" is comprised of expenses related to advertising, fees charged by banks, loan processing fees, NOW expenses, costs related to supplies and various professional fees. The highest of these expenses was $95,000 for bank processing fees. The increase in compensation and benefits expense was due in part to additional personnel required to support the Bank's growth.

Income Tax Expense. Income tax expense increased $214,000 from $4,000 for the year ended September 30, 2001 to $218,000 for 2002. This increase in income tax expense is due to the increase in net taxable earnings of the Bank. The Bank's effective tax rate was 35.6% and 28.5% for the years ended September 30, 2002 and 2001, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The Bank is required to maintain adequate levels of liquid assets for its safe and sound operation.

The Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities and interest-bearing deposits with other banks, advances from the FHLB of New York, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses.

Net cash provided by the Bank's operating activities (the cash effects of transactions that enter into the Bank's determination of net income e.g., non-cash items, amortization and depreciation, provision for loan losses) for the year ended September 30, 2002 totaled $611,000, an increase of $385,000 as compared to 2001.

Net cash used by the Bank's investing activities (i.e., cash disbursements, primarily for the purchase of the Bank's investment securities and mortgage-backed securities portfolios and the Bank's loan portfolio) for the year ended September 30, 2002, totaled $15.7 million, an increase of $12.5 million. The increase in cash used was primarily attributable to funding net loan growth of $13.1 million in 2002 as compared to $5.3 million in 2001 as well as net purchases of available for sale investment securities in 2002 of $2.8 million. Additionally uses of cash were to purchase premises and equipment of $751,000 and purchase of Federal Home Loan Bank stock of $127,000. The use of cash was partially offset by paydowns and maturities of held-to-maturity investment securities of $900,000 in 2002.

Net cash provided in the Bank's financing activities (i.e., cash receipts primarily from net proceeds from stock issuance and from net increases in deposits and net increases in FHLB advances) for the year ended September 30, 2002 totaled $15.0 million, an increase of $6.0 million as compared to the year ended September 30, 2001. This increase in cash was primarily attributable to increased deposits of $17.1 million offset by repayment of FHLB advances of $2.1 million, net of advances.

Approximately $34.9 million of the Bank's time deposits mature within the next 12 months. The Bank expects such deposits to be renewed at market rates. In addition to this source of continuing funding, the Bank has total borrowing capacity of 25% of total assets through the FHLB of New York.

INDEPENDENT AUDITOR'S REPORT

Kronick Kalada Berdy & Co.
A Professional Corporation

Certified Public Accountants

To the Board of Directors
Farnsworth Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Farnsworth Bancorp, Inc. and Subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farnsworth Bancorp, Inc. and Subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kronick Kalada Berdy & Co.

Kingston, Pennsylvania
October 28, 2002

190 Lathrop Street • Kingston, PA 18704 • (570) 283-2727 • (570) 283-1670 Telefax

101 West Broad Street
Hazleton, PA 18201
(570) 459-1373

24 N. Seventh Street
Stroudsburg, PA 18360
(570) 420-9500

FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2002 and 2001

ASSETS	2002	2001
Cash and due from banks	$ 9,161,801	$ 9,282,084
Securities available for sale	11,710,884	8,824,145
Securities held to maturity (fair value $1,186,158 and $2,105,955 at September 30, 2002 and 2001, respectively)	1,147,300	2,058,245
Loans receivable, net	58,026,218	44,987,076
Accrued interest receivable	390,459	318,685
Federal Home Loan Bank of New York stock at cost, substantially restricted	499,800	372,600
Premises and equipment	2,117,790	1,481,675
Prepaid income taxes	-	15,292
Real estate owned	-	130,292
Other assets	99,447	58,642
Total assets	$ 83,153,699	$ 67,528,736
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 2,702,286	$ 2,752,941
Interest bearing	72,586,701	55,403,494
Federal Home Loan Bank advances	1,094,474	3,224,606
Advances by borrowers for taxes and insurance	255,953	240,168
Accrued income taxes	87,911	-
Deferred income taxes	71,002	80,781
Accrued interest payable	35,984	61,009
Accounts payable and other accrued expenses	132,228	100,297
Total liabilities	76,966,539	61,863,296
Preferred stock $.10 par value, 1,000,000 shares authorized; none issued and outstanding		
Common stock $.10 par value, 5,000,000 shares authorized; 379,858 shares issued; shares outstanding 360,866	37,985	37,985
Additional paid in capital	3,396,262	3,396,262
Treasury stock at cost, 18,992 shares	(185,172)	(185,172)
Retained earnings substantially restricted	2,980,935	2,585,704
Common stock acquired by employee stock ownership plan (ESOP)	(174,414)	(204,774)
Common stock acquired by restricted stock plans (RSPs)	(54,765)	(105,444)
Accumulated other comprehensive income, unrealized appreciation on available for sale securities, net of income taxes	186,329	140,879
Total stockholders' equity	6,187,160	5,665,440
Total liabilities and stockholders' equity	$ 83,153,699	$ 67,528,736

The accompanying notes are an integral part of these consolidated financial statements.

FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Years Ended September 30, 2002 and 2001

	2002	2001
Interest income:		
Loans receivable	$ 3,975,688	$ 3,238,476
Investments	865,143	871,699
Total interest income	4,840,831	4,110,175
Interest expense:		
Deposits	1,946,940	2,002,141
Federal Home Loan Bank advances	113,651	310,773
Total interest expense	2,060,591	2,312,914
Net interest income	2,780,240	1,797,261
Provision for loan losses	115,849	41,369
Net interest income after provision for loan losses	2,664,391	1,755,892
Noninterest income:		
Fees and other service charges	285,567	237,743
Net realized gains on sale of available for sale securities	58,836	77,920
Total noninterest income	344,403	315,663
Noninterest expense:		
Compensation and benefits	1,279,154	1,002,433
Occupancy and equipment	486,831	482,569
Federal insurance premiums and assessments	10,605	8,833
Other	619,129	563,308
Total noninterest expense	2,395,719	2,057,143
Income before provision for income taxes	613,075	14,412
Provision for income taxes	217,844	4,313
Net income	395,231	10,099
Other comprehensive income		
Unrealized gain on securities available for sale, arising during the period, net of taxes of $53,185, 2002; $124,668, 2001	84,286	273,552
Reclassification adjustment, net of taxes of $20,000, 2002; $26,000, 2001	(38,836)	(51,920)
Comprehensive income	$ 440,681	$ 231,731
Net income per common shares:		
Basic	$ 1.18	$ 0.03
Diluted	$ 1.16	$ 0.03
Weighted average number of shares outstanding during the year		
Basic	335,450	327,578
Diluted	340,539	327,960

The accompanying notes are an integral part of these consolidated financial statements.

FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2002 and 2001

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings Substantially Restricted	Common Stock Acquired By ESOP	Common Stock Acquired By RSP's	Appreciation (Depreciation) on Securities Available for Sale, Net of Tax	Total Stockholders' Equity
Balance at September 30, 2000	$ 37,985	$ 3,396,262	$ (185,172)	$ 2,575,605	$ (235,154)	$ (127,764)	$ (80,753)	$ 5,381,009
Net income for the year ended September 30, 2001	-	-		10,099	-		-	10,099
RSP shares allocated	-	-		-	-	22,320	-	22,320
ESOP shares allocated					30,380	-	-	30,380
Unrealized appreciation on securities available for sale, net of tax	-	-		-	-	-	221,632	221,632
Balance at September 30, 2001	37,985	3,396,262	(185,172)	2,585,704	(204,774)	(105,444)	140,879	5,665,440
Net income for the year ended September 30, 2002	-	-		395,231	-		-	395,231
RSP shares allocated	-	-		-	-	50,679	-	50,679
ESOP shares allocated	-	-	-	-	30,360	-	-	30,360
Unrealized appreciation on securities available for sale, net of tax	-	-		-	-	-	45,450	45,450
Balance at September 30, 2002	$ 37,985	$ 3,396,262	$ (185,172)	$ 2,980,935	$ (174,414)	$(54,765)	$ 186,329	$ 6,187,160

The accompanying notes are an integral part of these consolidated financial statements.

FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 395,231	$ 10,099
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	114,625	98,916
Provision for loan losses	115,849	41,369
Net gain on sale of investments and assets	(57,195)	(77,920)
Stock compensation	81,039	52,700
(Increase) decrease in accrued interest receivable	(71,774)	100,774
(Increase) decrease in other assets	(40,805)	1,952
Increase in income taxes	67,517	7,187
Decrease in accrued interest payable	(25,025)	(11,483)
Increase in accounts payable and other accrued liabilities	31,931	2,999
Total adjustments	216,162	216,494
Net cash provided by operations	611,393	226,593
Cash flows from investing activities:		
Net increase in loans receivable	(13,083,288)	(5,308,667)
Redemption and principal payments of held to maturity securities	910,945	552,833
Purchase of held to maturity securities	-	(1,143,538)
Purchase of available for sale securities	(14,505,217)	(30,338,035)
Proceeds from sale of available for sale securities	11,748,671	32,971,984
Proceeds from sale of real estate owned	56,948	-
Purchase of Federal Home Loan Bank stock	(127,200)	-
Redemption of Federal Home Loan Bank stock	-	85,200
Purchase of premises and equipment	(750,740)	(4,617)
Net cash used in investing activities	(15,749,881)	(3,184,840)
Cash flows from financing activities:		
Increase in deposits	17,132,552	13,421,800
Federal Home Loan Bank advances	-	36,501,488
Federal Home Loan Bank advances, repayments	(2,130,132)	(40,874,168)
Increase in advances by borrowers	15,785	27,866
Net cash provided by financing activities	15,018,205	9,076,986
Net increase (decrease) in cash and due from banks	(120,283)	6,118,739
Cash and due from banks at beginning of year	9,282,084	3,163,345
Cash and due from banks at end of year	$ 9,161,801	$ 9,282,084
Supplement disclosure:		
Cash paid during the period for:		
Interest	$ 2,085,616	$ 2,324,397
Income taxes	$ 150,000	$ 1,013
Non cash items:		
Unrealized gain on securities available for sale, net of deferred income taxes	$ 45,450	$ 221,632
Acquisition of real estate in settlement of loans	$ 41,797	$ 130,292
Issuance of loans in settlement of real estate owned	$ 113,500	$ -
Transfer of held-to-maturity securities to available-for-sale portfolio	$ -	$ 2,273,966

The accompanying notes are an integral part of these consolidated financial statements.

FARNSWORTH BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Farnsworth Bancorp, Inc. and its wholly owned subsidiaries, Peoples Savings Bank (the "Bank") and Peoples Financial Services, Inc. (PFSI). All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statements of financial condition and the reported amounts of revenues and expenses for the reporting periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate (real estate owned) and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses is adequate, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgements about information available to them at the time of their examination.

NATURE OF OPERATIONS

The Bank, which operates three branches in Burlington County, New Jersey, offers customary banking services, including accepting of checking, savings and time deposits and the making of commercial, real estate and consumer loans, to customers who are predominantly small and middle-market businesses and middle-income individuals. The Bank is expecting to open a fourth branch in January 2003. PFSI provides securities brokerage and investment advisory services and products to customers of the Bank. Farnsworth is a non- operating holding company.

CONCENTRATION OF RISK

The Bank's lending and real estate activity is concentrated in loans secured by real estate located in the State of New Jersey. The Bank's loan portfolio is predominantly made up first mortgage loans and loans secured by real estate in Burlington County. In general, the Bank's loan portfolio performance is dependent upon the local economic conditions.

INTEREST-RATE RISK

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer loans and to purchase investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising interest rate environment, interest sensitive liabilities will reprice faster than interest sensitive assets, thereby reducing net interest income and increases in interest rates will also reduce the market value of long-term assets. For these reasons, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

INVESTMENT SECURITIES

The Bank's investments in securities are classified in two categories and accounted for as follows:

- **Securities Held to Maturity.** Mortgage backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

- **Securities Available for Sale.** Securities available for sale are reported at market value and consist of certain debt and equity securities not classified as trading or securities to be held to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. The related write-downs will be included in earnings as realized losses.

Unrealized holding gains and losses, net of tax, on securities available for sale are excluded from earnings and reported as other comprehensive income.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

LOANS RECEIVABLE

Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the contractual life of the loan, using the interest method.

Loans classified as impaired, if any, are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. No loans were identified as impaired as of September 30, 2002 and 2001, respectively, or for the years then ended.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

PREMISES AND EQUIPMENT

Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation. Renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

REAL ESTATE OWNED:

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur.

INCOME TAXES

Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes or as an adjustment to accumulated other comprehensive income.

RECLASSIFICATIONS

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2. STOCKHOLDERS' EQUITY

On March 2, 1998, the Board of Directors of the Bank adopted a Plan of Conversion, pursuant to which the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, with the concurrent formation of a holding company.

At the time of the conversion, the Bank, in order to grant priority to eligible depositors in the event of future liquidation, established a liquidation account of $2,225,315, an amount equal to its total net worth as of June 30, 1998, the date of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the bank after the conversion. The liquidation account reduces to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in the deposit account will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the account holders current adjusted qualifying balances. The balance of the liquidation account on September 30, 2002 and 2001 has not been determined.

The ability of Farnsworth Bancorp, Inc. to pay dividends to stockholders is dependent upon the receipt of dividends from the Bank. The Bank may not declare or pay any dividend on or repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below: (1) the amount required for the liquidation account, or (2) the net worth requirements contained in section 563.13 (b) of the rules and regulation of the Office of Thrift Supervision (the "OTS").

3. HELD TO MATURITY AND AVAILABLE FOR SALE SECURITIES

The carrying amounts and fair values of these investments at September 30, 2002 and 2001 are summarized as follows:

	September 30, 2002			
	Carrying Value	Gross Gains	Unrealized Losses	Fair Value
Held to maturity:				
Mortgage backed securities	$ 1,147,300	$ 38,928	$ 70	$ 1,186,158

	September 30, 2001			
	Carrying Value	Gross Gains	Unrealized Losses	Fair Value
Held to maturity:				
Mortgage backed securities	$ 2,058,245	$ 47,848	$ 138	$ 2,105,955

	September 30, 2002			
	Carrying Value	Gross Gains	Unrealized Losses	Fair Value
Available for sale securities:				
U.S. Government and agency securities	$ 3,500,000	$ 13,924	$ 16,880	$ 3,497,044
Corporate bonds	1,917,358	67,912	28,235	1,957,035
Mortgage backed securities	6,000,195	200,710	-	6,200,905
Total debt securities	11,417,553	282,546	45,115	11,654,984
Equity securities	1,243	54,657	-	55,900
	$ 11,418,796	$ 337,203	$ 45,115	$ 11,710,884

	September 30, 2001			
	Carrying Value	Gross Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Government and agency securities	$ 1,749,754	$ 41,871	$ 1,250	$ 1,790,375
Municipal securities	99,387	16,113	-	115,500
Corporate bonds	1,413,310	-	7,498	1,405,812
Mortgage backed securities	5,340,327	107,131	-	5,447,458
Total debt securities	8,602,778	165,115	8,748	8,759,145
Equity securities	1,243	63,757	-	65,000
	$ 8,604,021	$ 228,872	$ 8,748	$ 8,824,145

The schedule of maturities of available for sale securities, debt securities at September 30, 2002 is as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due after one to five years	500,000	506,735
Due after five to ten years	-	-
Due after ten years	4,917,358	4,947,344
	5,417,358	5,454,079
Mortgage backed securities	6,000,195	6,200,905
	$ 11,417,553	$ 11,654,984

There is no schedule of maturities for mortgage backed securities because these investments are subject to prepayment. On October 1, 2000, the Bank adopted Statement of Financial Accounting Standard No. 133 Accounting for Derivative Instruments and Hedging Activities. In accordance with FASB 133, the Bank transferred $2,273,966 of its held-to-maturity portfolio to available sale. The unrealized loss of $80,332 on the held-to-maturity securities that were transferred to available-for-sale was reported in accumulated other comprehensive income.

Mortgage-backed securities with a carrying value and fair value of $2,314,133 and $2,385,919 at September 30, 2002 and $261,423 and $263,033 at September 30, 2001 are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act.

4. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	2002	2001
First mortgage loans		
Secured by one to four family residence	$ 34,184,915	$ 27,680,636
Construction loans	1,233,301	826,697
Commercial real estate	12,364,600	6,952,000
	47,782,816	35,459,333
Less:		
Loans in process - real estate	(473,057)	(102,833)
Deferred loan origination fees net of costs of $120,268 and $105,499	(338,803)	(248,199)
Total first mortgage loans	46,970,956	35,108,301
Consumer and other loans:		
Home equity	10,004,090	9,416,542
Personal loans	268,729	286,844
Loans secured by savings	119,961	172,404
Commercial business loans	99,695	151,855
Mobile and automobile	842,787	58,130
Total consumer and other loans	11,335,262	10,085,775
Total loans	58,306,218	45,194,076
Less allowance for loan losses	(280,000)	(207,000)
	$ 58,026,218	$ 44,987,076

At September 30, 2002 and 2001, nonaccrual loans for which interest had been discontinued totaled approximately $-0- and $125,000, respectively. Interest income actually recognized is summarized as follows:

	2002	2001
Interest income that would have been recognized	$ -	$ 8,039
Income recognized	-	(7,687)
Interest income foregone	$ -	$352

An analysis of the change in the allowance for loan losses:

	2002	2001
Allowance for loan losses:		
Beginning of year	$207,000	$186,000
Additional provisions	115,849	41,369
Charge offs	(42,849)	(20,369)
	$280,000	$207,000

The activity with respect to loans to directors, officers and associates of such persons is summarized as follows:

	2002	2001
Beginning of year	$600,569	$634,071
Loans originated	261,576	89,739
Collection of principal	(287,414)	(123,241)
End of year	$ 574,731	$ 600,569

All loans to directors, officers and associates of such persons are collateralized by deposits and/or real estate.

5. SERVICING

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $2,526,254 and $-0- at September 30, 2002 and 2001, respectively.

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

	2002	2001
Loans receivable	$321,810	$259,136
Mortgage backed securities	35,198	38,922
Other securities	33,451	20,627
	$390,459	$318,685

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classification as follows:

	2002	2001	Useful lives
Land	$ 125,553	$ 125,553	
Office building (Bordentown)	1,358,175	1,355,912	25 to 40 years
Office building (Florence)	53,032	53,032	25 to 40 years
Office building (Mount Laurel))	671,296	36,376	25 to 40 years
Furniture, fixtures and equipment	633,246	566,514	5 to 7 years
Construction in progress (Marlton)	48,501		
	2,889,803	2,137,387	
Less accumulated depreciation	772,013	655,712	
	$ 2,117,790	$ 1,481,675	

Depreciation charged to operations was $114,625 and $98,916 for the years ended 2002 and 2001, respectively. The Bank leases a building and is currently renovating the leased space as a branch, which it anticipates to open in the second quarter of fiscal year 2003. Total renovation costs are estimated to approximate $200,000, of which $48,501 has been incurred as of September 30, 2002. This lease is included in footnote 12.

8. DEPOSITS

Deposits as of September 30 are summarized as follows:

	2002	2001
NOW accounts	$ 9,172,687	$ 11,633,929
Money market accounts	3,343,808	2,669,202
Passbook and club accounts	17,133,253	6,530,036
Non interest bearing	2,702,286	2,752,941
Subtotal	32,352,034	23,586,108
Certificates of deposit:		
1.01% to 2.00%	376,387	-
2.01% to 3.0%	26,130,176	82,713
3.01% to 4.0%	9,407,919	6,572,234
4.01% to 5.0%	3,166,692	8,177,818
5.01% to 6.0%	3,645,697	12,672,686
6.01% to 7.0%	210,082	7,064,876
Subtotal	42,936,953	34,570,327
	$ 75,288,987	$ 58,156,435

Deposits of officers and directors totaled $312,856 in 2002. The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $16,588,000 and $2,269,000 at September 30, 2002 and 2001. These certificates of deposit do not receive preferential rates of interest. Deposits in excess of $100,000 are not federally insured.

As of September 30, 2002 and 2001, scheduled maturities of certificates of deposit (rounded to the nearest $1,000) are summarized as follows:

	2002	2001
Due in 3 months or less	$ 14,563,000	$ 6,904,000
Due after 3 months to 1 year	20,350,000	22,493,000
Due after 1 year to 3 years	5,579,000	4,774,000
Due after 3 years to 5 years	2,445,000	399,000
	$ 42,937,000	$34,570,000

Interest expense on deposits for the years ended September 30, 2002 and 2001 is summarized as follows:

	2002	2001
NOW accounts	$ 96,012	$ 99,715
Money market accounts	55,148	62,676
Passbook and club accounts	287,882	192,630
Certificates of deposit	1,507,898	1,647,120
	$ 1,946,940	$ 2,002,141

9. FEDERAL HOME LOAN BANK ADVANCE

This advance bears interest at 5.9% and matures in April 2009. It is collateralized by FHLB stock and investment securities. The Bank has approximately $19,694,000 available for borrowing as of September 30, 2002.

Principal payments are as follows:

2003	$138,038
2004	146,423
2005	155,318
2006	164,754
2007	174,762
Thereafter	315,179
	$ 1,094,474

10. NET GAIN ON SALE OF INTEREST EARNING ASSETS

For the years ended September 31, 2002 and 2001, proceeds from sales of securities available for sale amounted to $11,748,671 and $32,971,984, respectively. Gross realized gains amounted to $58,836 and $172,405, respectively. Gross realized losses amounted to $-0- and $94,485, respectively.

11. INCOME TAXES

The Bank has qualified as a Savings Institution under provisions of the Internal Revenue Code. Prior to January 1, 1996 the Bank was permitted to deduct from taxable income an allowance for bad debts based on a percentage-of taxable income. Such percentage was 8% before such deduction. Retained earnings at September 30, 2002 and 2001 included untaxed earnings of approximately $304,400 and $330,100, representing such bad debt deductions.

Retained earnings at September 30, 2002 and 2001 includes approximately $153,850 of tax bad debt deductions which are considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The provision for federal and state income taxes differs from that computed at the statutory federal rate as follows:

	2002	2001
Statutory tax rates	34%	34%
Tax at statutory rates	$ 208,400	$ 4,900
New Jersey Savings Institution Tax and Corporation Income Tax	12,184	400
Low tax bracket savings	-	(2,738)
Tax exempt income	-	(2,000)
Miscellaneous	(2,740)	3,751
	$ 217,844	$ 4,313

The tax provision is summarized as follows:

	2002	2001
Current federal	$ 233,035	$ (17,623)
Deferred federal	(33,938)	21,696
Current state	20,495	(1,037)
Deferred state	(1,748)	1,277
	$ 217,844	$ 4,313

The following temporary differences gave rise to deferred tax assets and liabilities:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$100,801	$74,520
Deferred loan origination fees, net	15,266	10,684
Accrued compensation	17,962	15,251
Total deferred tax assets	134,029	100,455
Deferred tax liabilities:		
Unrealized appreciation on investments	105,148	79,241
Premises and equipment	45,643	46,992
Tax reserve for loan losses	54,240	55,003
Total deferred tax liabilities	205,031	181,236
Net deferred tax liability	$(71,002)	$(80,781)

12. COMMITMENTS

At September 30, 2002 the Bank had the following commitments outstanding. Mortgage commitments are for 45 days. Home equity commitments are for 60 days. Commitments on other loans are for 90 days. The commitments are summarized as follows:

	Amounts	Rate	Term
Mortgages (fixed rate)	$ 546,000	5.75% to 6.375% 0 to 3 points	15 to 30 years
Home equity loans	426,000	4.75% to 7.25% 0 points	3 to 15 years
Other loans	1,985,000	5.75% to 13.25% 0 to 1 points	2 to 20 years
	$ 2,957,000		

There are two letters of credit outstanding at September 30, 2002. An annual fee of ½ to 1 point is due on each of the letters of credit. Interest is due at various rates if the letters of credit are utilized. The amount of both letters totals $205,875. The Bank also has undrawn balances on consumer and commercial lines of credit of $1,939,749 and $104,638, respectively.

The Bank has available two lines of credit through the Federal Home Loan Bank. An overnight line of credit is available in the amount of $3,157,600. Additionally, a one month overnight repricing line of credit is available in the amount of $3,157,600.

Future minimum lease payments under noncancellable operating leases for a branch building and transportation equipment are as follows:

2003	$ 41,927
2004	47,030
2005	49,387
2006	44,123
2007	46,772
Thereafter	850,015
Total	$ 1,079,254

13. FINANCIAL INSTRUMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

CASH AND DUE FROM BANKS

The carrying amounts of cash and due from banks approximate their fair value.

AVAILABLE FOR SALE AND HELD TO MATURITY SECURITIES AND FHLB STOCK

Fair values for securities, excluding FHLB securities, are based on quoted market prices. The carrying values of FHLB securities approximate fair values based on the redemption provisions of the Federal Home Loan Bank.

LOANS RECEIVABLE

For variable-rate loans that reprice frequently and have no significant credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans, excluding commercial loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for fixed rate commercial mortgage and other commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSIT LIABILITIES

The fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of certificates.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate their fair values.

FHLB ADVANCES

The fair value of FHLB advances is estimated based on rates currently available to the Bank for debt with similar terms.

ADVANCES BY BORROWERS AND ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

The carrying amounts of these liabilities approximate their fair values.

OTHER OFF-BALANCE-SHEET INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing need of its customers. These financial instruments consist of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised of the undisbursed portion of loans and letters of credit. The Bank's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since some of the commitments are expected to expire without being drawn upon by customers, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit valuation of the counterparty. The fair value of commitments is not considered significant.

The carrying amounts and estimated fair values of the financial instruments were as follows:

	Carrying Amount	Estimated Fair Value	Estimated Carrying Amount	Fair Value
Financial Assets (000s omitted)				
Cash and due from banks	$ 9,162	$ 9,162	$ 9,282	$ 9,282
Securities held to maturity	1,147	1,186	2,058	2,106
Securities available for sale	11,711	11,711	8,824	8,824
FHLB stock	500	500	373	373
Loans receivable	58,026	60,573	44,987	46,218
Accrued interest receivable	390	390	319	319
Financial Liabilities (000s omitted)				
Deposit liabilities	75,289	75,987	58,156	58,829
FHLB advances	1,094	1,262	3,225	3,353
Accrued interest payable	36	36	61	61
Other liabilities	476	476	340	340

14. BENEFIT PLANS

401 (K) PLAN

A 401 (k) Plan covers substantially all employees. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. Matching contributions equal to 50 percent of the first 6 percent of an employee's compensation are contributed to the Plan. Matching contributions vest immediately. For the years ended September 30, 2002 and 2001, expense attributable to the Plan amounted to $19,313 and $17,734, respectively.

EMPLOYEE STOCK OPTION PLAN (ESOP)

Effective upon conversion, an ESOP was established for all eligible employees. The ESOP used $303,880 of proceeds from a term loan from Farnsworth to purchase 30,388 shares of Company common stock in the initial offering. The term loan of $182,238 at September 30, 2002, including interest, is payable in equal monthly installments through March 2008. The interest rate is 8.50% fixed for the term of the loan. The Bank is making contributions to the ESOP which are equal to the principal and interest payment required from the ESOP on the term loan. Unallocated shares purchased with the loan proceeds are pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Shares released from the suspense account are allocated among the participants on the basis of compensation. ESOP shares pledged as collateral are reported as common stock acquired by ESOP in the consolidated statements of financial condition. As shares are committed to be released from collateral, compensation expense is reported equal to the current market price of the shares, and the shares become outstanding for net income per common share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings.

	2002	2001
Allocated shares	$ 12,152	$ 9,114
Unallocated shares	18,236	21,274
Total ESOP shares	$ 30,388	$ 30,388
Fair value of unallocated shares	$ 273,540	$ 234,294

RESTRICTED STOCK PLAN (RSP)

On April 16, 2000 Farnsworth established a RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 15,194 restricted shares were purchased at an average market value of $10.48. Rights to a total of 10,631 shares were issued to the board of directors and two executive officers in 2000. The fair value of these shares will be charged to expense over the five years vesting period. During each of the years ended September 30, 2002 and 2001, 2,128 and 2,127 shares vested, respectively.

On September 5, 2002 Farnsworth established an additional RSP to provide both key employees and outside directors with a proprietary interest in it in a manner designed to encourage such person to remain with the Bank. A total of 4,563 restricted shares were transferred from the RSP Plan established on April 16, 2000. An additional 6,263 shares will be purchased as vesting requirements need to be satisfied. Rights to a total of 10,826 shares were issued to the board of directors, two executive officers and three employees. The fair value of these shares will be charged to expense over the four year vesting period. During the year ended September 30, 2002, 2,706 shares vested.

The awards become fully vested upon termination of employment due to death or disability.

STOCK OPTION PLANS

Farnsworth has a stock option plan that provides for the granting of non-qualified stock options. In April 1999, it issued 26,587 options at an exercise price of $10.63 per share to key Bank employees and non-employee members of its Board of Directors. The options vest ratably on the anniversary date over five years. The options expire ten years after the initial grant date. At September 30, 2002 and 2001, 15,952 and 10,635 options were vested, respectively, and none were exercised or forfeited.

In September 2002, Farnsworth issued 21,652 options at an exercise price of $14.50 per share to key and non-key Bank employees and non-employee members of its Board Directors. The options vest ratably on the anniversary date over three years. The options expire ten years after the initial grant date. At September 30, 2002, 7,217 options vested, and none were exercised or forfeited.

In accordance with an election under generally accepted accounting principles for stock options no compensation cost has been recorded for the stock options in the accompanying consolidated financial statements. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan, the net income and earnings per share would have been reduced to the proforma amounts disclosed below:

	2002	2001
Net income:		
As reported	$ 395,231	$ 10,099
Proforma	376,128	891
Earnings per common share		
As reported		
Basic	1.18	.03
Diluted	1.16	.03
Proforma		
Basic	1.12	.00
Diluted	1.10	.00

The fair values were determined using the Black-Scholes option pricing model with the following weighted average assumptions for the 1999 and 2002 plans, respectively: 0% and 1% dividend yield, 5.88% and 5.75% risk free interest rate, 5 and 3 year expected life and 4.85% and 10.18% volatility.

15. NET INCOME PER COMMON SHARE

Basic net income per common share is calculated by dividing net income by the weighted-number of shares of common stock outstanding, less shares that have not been committed to be released. Diluted net income per share is calculated by adjusting the number of shares of common stock outstanding to include the effect of stock options, stock-based compensation grants and other securities, if dilutive, generally using the treasury stock method.

	2002			2001		
	Income	Weighted Average Shares	Per-Share Amount	Income	Weighted Average Shares	Per-Share Amount
Net income available to Common Shareholders	$ 395,231	360,866		$ 10,099	360,866	
ESOP shares, not committed to be released		(18,236)			(21,274)	
RSP shares		(7,180)			(12,014)	
Basic earnings per share	395,231	335,450	$ 1.18	10,099	327,578	$ 0.03
Common stock equivalents		5,089			382	
Diluted earnings Per share	$ 395,231	340,539	$ 1.16	$ 10,099	327,960	$ 0.03

16. REGULATORY CAPITAL REQUIREMENT

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Office of Thrift Supervision ("OTS") has prescribed capital requirements which include three separate measurements of capital adequacy: a leverage-ratio capital standard ("core"), a tangible capital standard and a risk-based capital standard (collectively known as the "Capital Rule"). The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% of its adjusted total assets and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain risk-based capital equal to at least 8.0% of its risk-weighted assets.

The Bank at September 30, 2002 and 2001 meets the regulatory risk based capital, Tier 1 capital, core capital and tangible capital requirements as summarized below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Risk-based capital	$ 5,903	12.86%	$ 3,673	8.00%	$ 4,591	10.00%
Tier 1 capital	5,430	11.83%	N/A	N/A	2,754	6.00%
Core capital	5,430	6.58%	3,304	4.00%	4,125	5.00%
Tangible capital	5,430	6.58%	1,237	1.50%	N/A	N/A
As of September 30, 2001:						
Risk-based capital	$ 5,125	15.56%	$ 2,635	8.00%	$ 3,294	10.00%
Tier 1 capital	4,918	14.93%	N/A	N/A	1,976	6.00%
Core capital	4,918	7.34%	2,680	4.00%	3,350	5.00%
Tangible capital	4,918	7.34%	1,005	1.50%	N/A	N/A

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes increased requirements on the operations of financial institutions and mandated the development of regulations designed to empower regulators to take prompt corrective action with respect to institutions that fall below certain capital standards. FDICIA stipulates that an institution with less than 4% core capital is deemed to be undercapitalized. Quantitative measures established by FDICIA to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 2002, the date of the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain risk based capital, Tier I capital and core capital ratios of 10%, 6%, and 5%, respectively. There are no conditions existing or events which have occurred since notification that management believes have changed the Bank's category.

Management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank could adversely affect its future minimum capital requirements.

17. PARENT ONLY FINANCIAL INFORMATION

The earnings of the subsidiaries are recognized by Farnsworth using the equity method of accounting. Accordingly, the earnings of the subsidiaries are recorded as increases in Farnsworth's investment in subsidiaries. The following are the condensed financial statements for Farnsworth (parent company only) as of September 30, 2002 and 2001 and for the year then ended.

Statement of Financial Condition	**2002**	**2001**
Assets		
Cash	$ 366,720	$ 388,956
ESOP loan receivable	182,328	212,716
Investment in subsidiaries	3,416,380	2,980,006
Other assets	48,163	33,608
Total assets	$ 4,013,591	$ 3,615,286
Liabilities		
Accrued expenses	$23,154	$20,080
Total liabilities	23,154	20,080
Stockholders' equity	3,990,437	3,595,206
Total liabilities and stockholders' equity	$ 4,013,591	$ 3,615,286

	2002	**2001**
Income from subsidiaries	$436,374	$38,529
Interest income	22,794	42,934
Total income	459,168	81,463
Meeting expenses	12,690	14,857
Professional fees	68,460	71,609
Other expenses	-	8,184
Total expenses	81,150	94,650
(Loss) income before income taxes	378,018	(13,187)
Income tax benefit	17,213	23,286
Net income	$395,231	$10,099

Statement of Cash Flows

	2002	2001
Cash flows from operating activities:		
Net income	$ 395,231	$ 10,099
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accrued expenses	3,074	1,537
Equity in undistributed earnings of subsidiaries	(436,374	(38,529)
Decrease in accrued interest receivable	-	7,784
Increase in other assets	(14,555)	(14,453)
Net cash used in operating activities	(52,624)	(33,562)
Cash flows from investing activities:		
Sale of investment	-	481,500
Repayment of ESOP loan	30,388	30,388
Net cash provided by investing activities	30,388	511,888
Cash flows from financing activities:		
Repayment of loan from the Bank	-	(170,625)
Net cash used in financing activities	-	(170,625)
Net increase (decrease) in cash	(22,236)	307,701
Cash beginning	388,956	81,255
Cash ending	$ 366,720	$ 388,956

FARNSWORTH BANCORP, INC.

789 Farnsworth Avenue • Bordentown, New Jersey 08505 • (609) 298-0723

PEOPLES SAVINGS BANK

Main Office
789 Farnsworth Avenue
Bordentown, New Jersey

Florence Office
4 Broad Street
Florence, New Jersey

Mt. Laurel Office
101 Gaither Drive
Mt. Laurel, New Jersey

BOARD OF DIRECTORS

George G. Aaronson, Jr.
Realtor - Falconer & Bell

G. Edward Koenig, Jr.
Sales Manager - Capital Oil Company, LLC
(petroleum products/heating & air-conditioning)

Charles E. Adams
Retired - Florence Township
Administrator

Edgar N. Peppler
Retired - President - Peppler Funeral Home

Joseph H. Kelly
President - Kelly Enterprises
(Investments)

William H. Wainwright, Jr.
Retired - Loan Officer

Gary N. Pelehaty
President and Chief Executive Officer

DIRECTOR EMERITUS

Herman Gutstein

EXECUTIVE OFFICERS

Gary N. Pelehaty
President and Chief Executive Officer

Charles Alessi
Vice President, Chief Financial
Officer, Secretary and Treasurer

OFFICERS

Elaine C. Denelsbeck
Assistant Secretary

Christopher Nunn
Assistant Treasurer

PEOPLES FINANCIAL SERVICES, INC.
BOARD OF DIRECTORS

Gary N. Pelehaty
President

Charles Alessi
Secretary/Treasurer

Joseph H. Kelly
President
Kelly Enterprises

R. Theodore Hinderer
President
Credit Lenders Title Agency

Jonas Singer
Attorney
Wells, Singer, Rubin & Musulin

Local Counsel
Wells, Singer, Rubin & Musulin
6 East Park Street
Bordentown, New Jersey 08505

Independent Auditor
Kronick Kalada Berdy & Co.
190 Lathrop Street
Kingston, Pennsylvania 18704

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Transfer Agent and Registrar
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, Colorado 80401

The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. Charles Alessi, Vice President at the Company's Office. The Annual Meeting of Stockholders will be held on February 18, 2003 at 10:00 a.m. at the Days Inn, 1073 Route 206, Bordentown, New Jersey.

FARNSWORTH BANCORP, INC. • 789 FARNSWORTH AVENUE • BORDENTOWN, NJ 08505